Exhibit 21.1

SUBSIDIARIES OF VANTIV, INC.

(At Time of Offering)

Subsidiary	State or other Jurisdiction of Formation
Vantiv Holding, LLC	Delaware
Vaniv, LLC	Delaware
Vantiv Company, LLC	Indiana
NPC Group, Inc.	Delaware
National Processing Management Company	Delaware
National Processing Company Group, Inc.	Delaware
National Processing Company	Nebraska
Best Payment Solutions Inc.	Illinois
8500 Governors Hill Drive, LLC	Delaware
Transactive Ecommerce Solutions, Inc.	Canada